Exhibit 99.1

111, Inc. Announces Fourth Quarter and Fiscal Year 2023 Financial Results

SHANGHAI, March 21, 2024 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Highlights

•	Net revenues were RMB4.1 billion (US$578.7 million), representing a decrease of 1.0% year-over-year.

•	Gross segment profit (1) was RMB 214.3 million (US$ 30.2 million), decreased by 15.5% year-over-year.

•	Total operating expenses were RMB420.8 million (US$59.3 million), compared to RMB361.9 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB151.4 million for the quarter and RMB68.7 million for the same quarter last year, respectively, total operating expenses as a percentage of net revenues, decreased to 6.6% from 7.1% in the same quarter of last year. During the fourth quarter, the Company recorded the unrecognized share-based compensation of RMB153 million upon the cancellation of the share option plan at the Company's subsidiary level. The Company also recorded RMB17 million severance expenses as a result of organization optimization in the quarter.

•	Loss from operations was RMB206.5 million (US$29.1 million), compared to RMB108.4 million in the same quarter of last year. As a percentage of net revenues, loss from operations accounted for 5.0% in the quarter as compared to 2.6% in the same quarter of last year.

•	Non-GAAP loss from operations (2) was RMB55.2 million (US$7.8 million), compared to RMB39.7 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations accounted for 1.3% in the quarter as compared to 1.0% in the same quarter of last year.

Fiscal Year 2023 Highlights

•	Net revenues were RMB14.9 billion (US$2.1 billion), representing an increase of 10.6% year-over-year.

•	Gross segment profit was RMB 849.0 million (US$ 119.6 million), increased by 1.1% year-over-year.

•	Total operating expenses were RMB1.20 billion (US$168.89 million), compared to RMB1.21 billion last year. Excluding the share-based compensation expenses of RMB226.2 million for this year and RMB157.4 million for last year, respectively, total operating expenses as a percentage of net revenues, decreased to 6.5% this year from 7.8% last year.

•	Loss from operations was RMB350.1 million (US$49.3 million), compared to RMB371.0 million last year. As a percentage of net revenues, loss from operations decreased to 2.3% this year from 2.7% last year.

•	Non-GAAP loss from operations was RMB123.9 million (US$17.5 million), compared to RMB213.6 million last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 0.8% this year from 1.6% last year.

•	Cash and cash equivalents, restricted cash and short-term investments amounted to RMB673.7 million (US$94.9 million) as of December 31, 2023.

(1)	Gross segment profit represents net revenues less cost of goods sold.

(2)	Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “Compared to fourth quarter of last year, which we had benefit from the opening up of Covid related activities, our net revenues for the fourth quarter this year saw a slight adjustment, with a modest decrease of 1.0% year-over-year to RMB 4.1 billion. Our gross segment profit saw a 15.5% decrease year-over-year. Our operational loss, as a percentage of net revenues, accounted for 5.0%, compared to 2.6% in the corresponding quarter of the prior year, while Non-GAAP operational loss accounted for 1.3% of net revenues this quarter as compared to 1.0% in the same quarter of last year.”

Mr. Liu added, “Nevertheless, we've made strides in improving our operational efficiency, with excluding the share-based compensation, total operating expenses as a percentage of net revenues falling to 6.6% this quarter, down from 7.1% in the corresponding quarter of the previous year. We anticipate maintaining this positive trajectory as we expand. Concurrently, our dedication remains steadfast in providing top-tier services to our customers and patients.”

Mr. Liu added, “in whole year 2023, we managed to achieve net revenues growth at 10.6%. Our gross segment profit for the year increased by 1.1%. In addition, we continued to improve our operation efficiency. Our total sales and marketing expenses, G&A expenses and technology expenses, excluding share-based compensation, decreased by 11.6% year over year. As a result, on a full year basis, our Non-GAAP loss from operations as a percentage of net revenues decreased to 0.8% from 1.6% last year.”

"In 2023, we embarked on a transformative journey focused on elevating operational efficiency and embracing digital innovation within the pharmaceutical sector. Our efforts to advance digitization and enhance management processes have laid the foundation for significant improvements in operational efficiencies, pricing strategies, and supply chain streamlining. Recognized for our pioneering approach, we were honored with prestigious awards such as the "2023 Shanghai E-commerce Model Enterprise" and the "Key Productive Internet Service Platform in Shanghai's Pudong New Area." These accolades reflect our leadership in leveraging technology to optimize supply chain processes, demand fulfillment, and operational capabilities. We achieved milestones in operational excellence through the strategic integration of technology, including the deployment of our Business Intelligence (BI) analysis, PIS Intelligent Pricing System, and Smart Supply Chain innovations. Our focus on offering a comprehensive selection of goods, enhancing sales efficiency, and improving supply offerings through proprietary brands has further solidified our market position. The listing of our Information Brain series on the Shanghai Data Exchange highlights our contribution to digitalizing the pharmaceutical industry. Strategic partnerships with key pharmaceutical companies and Tencent Health underscore our commitment to integrating health and technology for better healthcare outcomes. Our journey in 2023 was marked by a steadfast commitment to operational efficiency, innovation, and customer-focused strategies, propelling us towards a future of enhanced healthcare delivery and industry leadership.

" Moving forward, our company is poised for success through strategic investments in operational efficiency, product diversification, enhanced partner ecosystems, organizational optimization, self-owned brand development, and unwavering commitment to digitization. By focusing on these critical areas, we are not only setting the stage for improved performance and competitiveness but also nurturing long-term customer loyalty, operational agility, and market leadership. Our approach is designed to leverage the dynamic potential of technology, foster collaborative growth with partners, and capitalize on the opportunities presented by an ever-evolving marketplace. With the support of our investors and the dedication of our team, we are well-equipped to navigate future challenges, innovate within the healthcare industry, and realize our vision of leading the wave of innovation for a healthier future."

Fourth Quarter 2023 Financial Results

Net revenues were RMB4.11 billion (US$578.69 million), representing a decrease of 1.0% from RMB4.15 billion in the same quarter of last year.

	For the three months ended December 31,
	2022	2023	YoY
B2B Net Revenue
Product	3,999,066	3,996,772	-0.1%
Service	22,808	24,045	5.4%

Sub-Total	4,021,874	4,020,817	0.0%

Cost of Products Sold(3)	3,794,997	3,821,868	0.7%

Segment Profit	226,877	198,949	-12.3%
Segment Profit %	5.6%	4.9%

(In thousands RMB)		For the three months ended December 31,
	2022	2023	YoY
B2C Net Revenue
Product	119,354	85,578	-28.3%
Service	7,019	2,231	-68.2%

Sub-Total	126,373	87,809	-30.5%

Cost of Products Sold	99,758	72,504	-27.3%

Segment Profit	26,615	15,305	-42.5%
Segment Profit %	21.1%	17.4%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB4.32 billion (US$607.78 million), representing an increase of 1.4% from RMB4.26 billion in the same quarter of last year. Excluding the share-based compensation, total operating costs and expenses decreased by 0.6%.

•	Cost of products sold was RMB3.9 billion (US$548.5 million), representing a decrease of 0.01% from the same quarter of last year.

•	Fulfillment expenses were RMB101.3 million (US$14.3 million), representing a decrease of 14.7% from RMB118.8 million in the same quarter of last year. Fulfillment expenses accounted for 2.5% of net revenues this quarter as compared to 2.9% in the same quarter of last year.

•	Selling and marketing expenses were RMB173.5 million (US$24.4 million), representing an increase of 29.4% from RMB134.1 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB66.3 million for the quarter and RMB22.8 million for the same quarter last year, respectively, selling and marketing expenses as a percentage of net revenues, accounted for 2.6% in the quarter as compared to 2.7% in the same quarter of last year.

•	General and administrative expenses were RMB98.0 million (US$13.8 million), representing an increase of 34.2% from RMB73.0 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB62.1 million for the quarter and RMB35.3 million for the same quarter last year, respectively, general and administrative expenses as a percentage of net revenues, accounted for 0.9% in the quarter, which was same as last year.

•	Technology expenses were RMB49.1 million (US$6.9 million), representing an increase of 31.9% from RMB37.2 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB22.9 million for the quarter and RMB10.6 million for the same quarter last year, respectively, technology expenses as a percentage of net revenues, accounted for 0.6% in the quarter, which was same as last year.

Loss from operations was RMB206.5 million (US$29.1 million), compared to RMB108.4 million in the same quarter of last year. As a percentage of net revenues, loss from operations increased to 5.0% in the quarter from 2.6 % in the same quarter of last year.

Non-GAAP loss from operations was RMB55.2 million (US$7.8 million), compared to RMB39.7 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations accounted for 1.3% in the quarter as compared to 1.0% in the same quarter of last year.

Net loss was RMB205.2 million (US$28.9 million), compared to RM104.1 million in the same quarter of last year. As a percentage of net revenues, net loss increased to 5.0% in the quarter from 2.5% in same quarter of last year.

Non-GAAP net loss (4) was RMB53.9 million (US$7.6 million), compared to RMB35.4 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss accounted for 1.3% in the quarter as compared to 0.9% in the same quarter of last year.

Net loss attributable to ordinary shareholders was RMB210.4 million (US$29.6 million), compared to RMB114.4 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders increased to 5.1% in the quarter from 2.8% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB59.0 million (US$8.3 million), compared to RMB45.7 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders accounted for 1.4% in the quarter as compared to 1.1% in the same quarter of last year.

(4) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the fourth quarter and fiscal year ended December 31, 2023, non-GAAP net loss is used as a more meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

Fiscal Year 2023 Financial Results

Net revenues were RMB14.9 billion (US$2.1 billion), representing an increase of 10.6% from RMB13.5 billion last year.

	For the year ended December 31,
	2022	2023	YoY
B2B Net Revenue
Product	12,995,131	14,483,935	11.5%
Service	80,039	86,831	8.5%

Sub-Total	13,075,170	14,570,766	11.4%

Cost of Products Sold	12,331,657	13,801,172	11.9%

Segment Profit	743,513	769,594	3.5%
Segment Profit %	5.7%	5.3%

(In thousands RMB)		For the year ended December 31,
	2022	2023	YoY
B2C Net Revenue
Product	408,305	357,975	-12.3%
Service	33,223	19,388	-41.6%

Sub-Total	441,528	377,363	-14.5%

Cost of Products Sold	345,065	297,979	-13.6%

Segment Profit	96,463	79,384	-17.7%
Segment Profit %	21.8%	21.0%

Operating costs and expenses were RMB15.3 billion (US$2.2 billion), representing an increase of 10.2% from RMB13.9 billion last year.

•	Cost of products sold was RMB14.1 billion (US$2.0 billion), representing an increase of 11.2% from RMB12.7 billion last year.

•	Fulfillment expenses were RMB400.5 million (US$56.4 million), representing a decrease of 0.2% from RMB401.4 million last year. Fulfillment expenses accounted for 2.7% of net revenues this year as compared to 3.0% last year.

•	Selling and marketing expenses were RMB448.4 million (US$63.2 million), representing a decrease of 2.1% from RMB457.9 million last year. We continued to see the improved sales efficiency and effectiveness. Excluding the share-based compensation expenses of RMB77.0 million for this year and RMB50.1 million for last year, respectively, selling and marketing expenses as a percentage of net revenues, decreased to 2.5% this year from 3.0% last year.

•	General and administrative expenses were RMB224.2 million (US$31.6 million), representing an increase of 9.0% from RMB205.6 million last year. Excluding the share-based compensation expenses of RMB113.5 million for this year and RMB87.0 million for last year, respectively, general and administrative expenses as a percentage of net revenues, decreased to 0.7% this year from 0.9% last year.

•	Technology expenses were RMB124.3 million (US$17.5 million), representing a decrease of 10.9% from RMB139.5 million last year. Excluding the share-based compensation expenses of RMB35.7 million for this year and RMB20.3 million for last year, respectively, technology expenses as a percentage of net revenues, decreased to 0.6% this year from 0.9% last year.

Loss from operations was RMB350.1 million (US$49.3 million), compared to RMB371.0 million last year. As a percentage of net revenues, loss from operations decreased to 2.3% this year from 2.7% last year.

Non-GAAP loss from operations was RMB123.9 million (US$17.5 million), compared to RMB213.6 million last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 0.8% this year from 1.6% last year.

Net loss was RMB353.4 million (US$49.8 million), compared to RMB376.1 million last year. As a percentage of net revenues, net loss decreased to 2.4% this year from 2.8% last year.

Non-GAAP net loss was RMB127.3 million (US$17.9 million), compared to RMB218.7 million last year. As a percentage of net revenues, non-GAAP net loss decreased to 0.9% this year from 1.6% last year.

Net loss attributable to ordinary shareholders was RMB392.7 million (US$55.3 million), compared to RMB416.9 million last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 2.6% this year from 3.1% last year.

Non-GAAP net loss attributable to ordinary shareholders was RMB166.5 million (US$23.5 million), compared to RMB259.5 million last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 1.1% this year from 1.9% last year.

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB673.7 million (US$94.9 million), compared to RMB922.7 million as of December 31, 2022. As of the date of this earning release, we had a total outstanding amount of RMB1.1 billion, which has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities, owed to a group of investors of 1 Pharmacy Technology pursuant to their equity investments made in 2020 as previously disclosed. As of the date of this earning release, we have received redemption requests from certain of such investors for a total redemption amount of RMB0.2 billion in accordance with the terms of their initial investments in 1 Pharmacy Technology. We are currently in the process of negotiating with these investors and other relevant stakeholders regarding the repayment and/or restructuring of such redemption obligations.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, March 21, 2024 (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

Registration Link: https://s1.c-conf.com/diamondpass/10037482-7ehh8s.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until March 28, 2024 on:

China: 4001 209 216
United States: +1 855 883 1031
International: +61 7 3107 6325
Conference ID: 10037482

A live and archived webcast of the conference call will be available on the website at https://edge.media-server.com/mmc/p/npoqjz4q.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2023.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	673,669	603,523	85,004
Restricted cash	43,122	20,025	2,820
Short-term investments	205,861	50,143	7,062
Accounts receivable, net	488,875	536,823	75,610
Notes Receivable	43,332	77,598	10,929
Inventories	1,498,900	1,419,396	199,918
Prepayments and other current assets	282,066	225,823	31,807
Total current assets	3,235,825	2,933,331	413,150
Property and equipment, net	48,497	34,340	4,837
Intangible assets, net	3,267	2,256	318
Long-term investments	2,000	2,000	282
Other non-current assets	20,348	13,310	1,875
Operating lease right-of-use asset	163,877	103,799	14,621
Total Assets	3,473,814	3,089,036	435,083

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current Liabilities:
Short-term borrowings	178,990	338,075	47,617
Accounts payable	1,764,849	1,588,693	223,763
Accrued expense and other current liabilities	781,271	847,669	119,392
Total Current liabilities	2,725,110	2,774,437	390,772
Long-term operating lease liabilities	100,469	62,624	8,820
Other non-current liabilities	-	5,245	739
Total Liabilities	2,825,579	2,842,306	400,331

MEZZANINE EQUITY
Redeemable non-controlling interests	1,056,939	841,451	118,516

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	31	32	5
Ordinary shares Class B	25	25	3
Treasury shares	(40,859)	(40,859)	(5,755)
Additional paid-in capital	2,977,174	3,204,086	451,286
Accumulated deficit	(3,426,556)	(3,819,249)	(537,930)
Accumulated other comprehensive income	75,586	72,514	10,214
Total shareholders' deficit	(414,599)	(583,451)	(82,177)
Non-controlling interest	5,895	(11,270)	(1,587)
Total Deficit	(408,704)	(594,721)	(83,764)
Total liabilities, mezzanine equity and deficit	3,473,814	3,089,036	435,083

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	4,148,247	4,108,626	578,689	13,516,698	14,948,129	2,105,399
Operating Costs and expenses:
Cost of products sold	(3,894,755)	(3,894,372)	(548,511)	(12,676,722)	(14,099,151)	(1,985,824)
Fulfillment expenses	(118,806)	(101,336)	(14,273)	(401,414)	(400,538)	(56,415)
Selling and marketing expenses	(134,053)	(173,507)	(24,438)	(457,880)	(448,387)	(63,154)
General and administrative expenses	(73,014)	(97,967)	(13,798)	(205,623)	(224,202)	(31,578)
Technology expenses	(37,232)	(49,098)	(6,915)	(139,504)	(124,341)	(17,513)
Other operating income (expense), net	1,186	1,116	157	(6,556)	(1,607)	(226)
Total Operating costs and expenses	(4,256,674)	(4,315,164)	(607,778)	(13,887,699)	(15,298,226)	(2,154,710)
Loss from operations	(108,427)	(206,538)	(29,089)	(371,001)	(350,097)	(49,311)
Interest income	2,096	2,317	326	8,118	8,834	1,244
Interest expense	(2,777)	(5,616)	(791)	(13,443)	(20,141)	(2,837)
Foreign exchange gain (loss)	1,770	1,705	240	(7,875)	610	86
Other Income, net	3,262	3,060	431	8,132	7,612	1,072
Loss before income taxes	(104,076)	(205,072)	(28,883)	(376,069)	(353,182)	(49,746)
Income tax expense	-	(149)	(21)	-	(251)	(35)
Net Loss	(104,076)	(205,221)	(28,904)	(376,069)	(353,433)	(49,781)
Net Loss attributable to non-controlling interest	3,783	8,992	1,266	15,281	16,829	2,370
Net Loss attributable to redeemable non-controlling interest	9,021	18,323	2,581	32,329	30,852	4,345
Adjustment attributable to redeemable non-controlling interest	(23,159)	(32,460)	(4,572)	(88,419)	(86,941)	(12,245)
Net Loss attributable to ordinary shareholders	(114,431)	(210,366)	(29,629)	(416,878)	(392,693)	(55,311)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	1,000	408	57	4,810	4,343	612
Realized gains of available-for-sale debt securities	(1,280)	(608)	(86)	(4,464)	(4,166)	(587)
Foreign currency translation adjustments	(2,701)	(7,483)	(1,053)	15,869	(3,249)	(457)
Comprehensive loss	(117,412)	(218,049)	(30,711)	(400,663)	(395,765)	(55,743)
Loss per ADS:
Basic and diluted	(1.38)	(2.48)	(0.34)	(5.00)	(4.66)	(0.66)
Weighted average number of shares used in computation of loss per share
Basic and diluted	166,890,624	169,883,175	169,883,175	166,634,121	168,609,128	168,609,128

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by (used in) operating activities	63,209	(197,014)	(27,749)	(23,152)	(447,244)	(62,993)
Net cash (used in) provided by investing activities	(118,198)	59,830	8,427	(47,173)	151,743	21,372
Net cash provided by financing activities	21,818	1,748	245	22,735	205,978	29,011
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(9,274)	(7,234)	(1,019)	3,709	(3,720)	(524)
Net decrease in cash and cash equivalents, and restricted cash	(42,445)	(142,670)	(20,096)	(43,881)	(93,243)	(13,134)
Cash and cash equivalents, and restricted cash at the beginning of the period	759,236	766,218	107,920	760,672	716,791	100,958
Cash and cash equivalents, and restricted cash at the end of the period	716,791	623,548	87,824	716,791	623,548	87,824

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

Loss from operations	(108,427)	(206,538)	(29,089)	(371,001)	(350,097)	(49,311)
Add: Share-based compensation expenses	68,692	151,352	21,317	157,384	226,170	31,855
Non-GAAP loss from operations	(39,735)	(55,186)	(7,772)	(213,617)	(123,927)	(17,456)

Net Loss	(104,076)	(205,221)	(28,904)	(376,069)	(353,433)	(49,781)
Add: Share-based compensation expenses, net of tax	68,692	151,352	21,317	157,384	226,170	31,855
Non-GAAP net Loss	(35,384)	(53,869)	(7,587)	(218,685)	(127,263)	(17,926)

Net Loss attributable to ordinary shareholders	(114,431)	(210,366)	(29,629)	(416,878)	(392,693)	(55,311)
Add: Share-based compensation expenses, net of tax	68,692	151,352	21,317	157,384	226,170	31,855
Non-GAAP net Loss attributable to ordinary shareholders	(45,739)	(59,014)	(8,312)	(259,494)	(166,523)	(23,456)

Loss per ADS(6): Basic and diluted	(1.38)	(2.48)	(0.34)	(5.00)	(4.66)	(0.66)
Add: Share-based compensation expenses per ADS(6), net of tax	0.82	1.78	0.26	1.88	2.68	0.38
Non-GAAP Loss per ADS(6)	(0.56)	(0.70)	(0.08)	(3.12)	(1.98)	(0.28)

(6) Every one ADSs represent two Class A ordinary shares.